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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Eagle Capital Growth Fund, Inc.

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

269451100

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(CUSIP Number)

Frederick DiSanto

C/O Ancora Advisors, LLC

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 300

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

December 30, 2013

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D

--------------------------------------------------------------------------------CUSIP NO. 269451100

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1

NAME OF REPORTING PERSON

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

OO

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

19,414

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

19,414

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,414

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.62%

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14

TYPE OF REPORTING PERSON*

IA

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SCHEDULE 13D

--------------------------------------------------------------------------------CUSIP NO. 269451100

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1

NAME OF REPORTING PERSON

AAMAF, LP

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

OO

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

6,068

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

6,068

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,068

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.19%

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14

TYPE OF REPORTING PERSON*

PN

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SCHEDULE 13D

--------------------------------------------------------------------------------CUSIP NO. 269451100

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1

NAME OF REPORTING PERSON

MERLIN PARTNERS, LP

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

OO

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

16,708

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

16,708

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,708

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.53%

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14

TYPE OF REPORTING PERSON*

PN

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SCHEDULE 13D

--------------------------------------------------------------------------------CUSIP NO. 269451100

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1

NAME OF REPORTING PERSON

Frederick DiSanto

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

OO

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

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7

SOLE VOTING POWER

NUMBER OF

SHARES

1,200

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

1,200

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,200

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.04%

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14

TYPE OF REPORTING PERSON*

IN

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The following constitutes to the Schedule 13D filed by the undersigned

Item 1.

Security and Issuer

This statement relates to the shares of the Eagle Capital Growth Fund Inc.  The address of the issuer is 225 East Mason Street, Suite 802, Milwaukee, WI 53202.

Item 2.

Identity and Background

This statement is filed on behalf of Ancora Advisors LLC.  Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. Ancora Advisors LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, AAMAF, LP, and the Ancora Greater China Fund LP for which it is also the General Partner, and the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Merlin Partners, LP, AAMAF, LP, Ancora Greater China Fund LP, Ancora Family of Mutual Funds, Employees of Ancora Advisors LLC and Owners of Ancora Advisors LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.

Purpose of Transaction

The Firm has fallen below the 5% ownership threshold.

Item 5.

Interest in Securities of the Issuer

Set forth below, Ancora Advisors LLC, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of December 30, 2013 and the percentage of the Shares outstanding represented by such ownership (based on 3,125,124 shares outstanding as of June 30, 2013):

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	56,994	1.82%
Ancora Funds & Partnerships (2)	22,776	0.73%
Ancora Advisors SMA (3)	19,414	0.62%
Total	99,184	3.17%

(1) These Shares are owned by the owners and employees of Ancora Advisors LLC including Mr. DiSanto.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, AAMAF, LP, and the Ancora Greater China Fund LP for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly, but by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days.

Date of Transaction	Buy/Sell	Amount of Securities	Price Per Share
10/30/13	Buy	600	8.3783
10/31/13	Buy	500	8.34
11/4/13	Buy	6,200	8.3199
11/7/13	Buy	358	8.34
11/11/13	Buy	200	8.5679
11/20/13	Buy	1,600	8.4165
11/21/13	Buy	400	8.5999
11/25/13	Buy	1,200	8.4697
11/29/13	Buy	300	8.5780
12/9/13	Sell	1,000	9.2610
12/11/13	Sell	2,200	7.8685
12/13/13	Sell	100	7.75
12/23/13	Sell	1,976	8.2339
12/27/13	Sell	23,060	8.2012
12/30/13	Sell	93,086	8.1992

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 2, 2014

ANCORA ADVISORS, LLC

AAMAF, LP

By: Ancora Advisors, LLC, its General Partner

MERLIN PARTNERS, LP

By: Ancora Advisors, LLC, its General Partner

FREDERICK DISANTO

By: /s/ Frederick DiSanto

Frederick DiSanto

Chief Executive Officer